March 6, 2009

By Fax:  (202) 772-9368

Ms. Jill Davis
Branch Chief, Division of Corporation Finance
United States Securities
  and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C.  20549-7010

Re:         Canadian Zinc Corporation
Form 20-F for Fiscal Year Ended December 31, 2007
Filed April 11, 2008
File No. 000-22216

Dear Ms. Davis:

We acknowledge receipt of your letter dated February 20, 2009, containing updated comments on our Form 20-F for the Fiscal Year Ended December 31, 2007.

As discussed with Mr. Schuler, we are currently working on a response but will require some additional time. We anticipate being in a position to respond on or about March 20, 2009.

We trust this is satisfactory.

Yours sincerely,

CANADIAN ZINC CORPORATION

/s/ Martin Rip

Martin Rip
CFO and Vice President, Finance

_____________________________________________________________________________________________________________________________
Suite 1710, 650 West Georgia Street, PO Box 11644
Vancouver, BC V6B 4N9
Tollfree:  1-866-688-2001
Tel: (604) 688-2001    Fax:  (604) 688-2043
E-mail: martin@canadianzinc.com    Website:  www.canadianzinc.com